[redacted]

15048678

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 2 2015
WASH, D.C.
194

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3/12

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68606

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Kyte Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Water Street
(No. and street)

New York	**NY**	**10041**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Shields — **212-968-4122** (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CB 3/18/15

AFFIRMATION

We, William Shields and James Peers, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Kyte Securities LLC (the "Company"), as of and for the year ended December 31, 2014, are true and correct. We further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

James Peers
Chief Financial Officer

William Shields
Chief Compliance Officer

Subscribed to before me this
26th day of February 2015

Notary Public

CHARLENE GILKES
Notary Public, State of New York
No. 41-4956992
Qualified in Kings County
Commission Expires Oct. 2, 2017

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Kyte Securities LLC

(Sec I.D. No. 8-68606)

Statement of Financial Condition

December 31, 2014

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document

Kyte Securities LLC
Index
December 31, 2014

Page(s)

pwc

Report of Independent Registered Public Accounting Firm

To the Management of Kyte Securities LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Kyte Securities LLC (the "Company"), at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2015

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Kyte Securities LLC
Statement of Financial Condition
December 31, 2014

ASSET		
Cash	$	388,362
TOTAL ASSET	$	388,362
LIABILITIES AND MEMBER'S INTEREST		
LIABILITIES		
Payable to affiliate	$	50,000
TOTAL LIABILITIES		50,000
MEMBER'S INTEREST		338,362
TOTAL LIABILITIES AND MEMBER'S INTEREST	$	388,362

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

Kyte Securities LLC is a New York Limited Liability Company (the "Company") and an indirect, wholly-owned subsidiary of GFI Group Inc. (the "Parent" or "GFI"), a Delaware Corporation.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA).

The Company has been inactive since registration and has not participated in any securities transactions.

2. Summary of Significant Accounting Policies

Basis of Presentation — The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions including those regarding certain accrued liabilities, fair value measurements and the potential outcome of litigation matters, and the disclosure of contingencies in the financial statements. Management believes that the estimates utilized in the preparation of the financial statements are reasonable and prudent. Actual results could differ materially from these estimates.

Cash— Cash consists of cash held at a major U.S. financial institution. Cash is considered a Level 1 asset in the fair value hierarchy in accordance with ASC 820, fair value measurements.

3. Income Taxes

The Company is a single-member limited liability company and as such is not liable for income tax. Instead, income or loss attributable to the Company's operations is passed through to its sole member who is responsible for reporting such income or loss at the federal, state, and local levels. The Company has no tax-sharing agreement in place, and therefore no provision for income tax is required to be disclosed in the Company's financial statements, in accordance with the requirements of FASB Accounting Standards Codification Topic 740.

4. Regulatory Requirements

The Company is a registered broker-dealer with the SEC and FINRA. Under these rules, the Company is required to maintain minimum net capital of no less than the greater of $100,000 or 6-2/3% of aggregate debits, as defined. At December 31, 2014, the Company's net capital was $338,362 which exceeded the minimum requirement by $238,362. Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC. The Company claims an exemption from the provisions of Rule 15c3-3, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

5. Related Party Transactions

The Company has an arrangement whereby an affiliate will pay certain administrative and general expenses on behalf of the company for which the Company reimburses the affiliate. The payable to affiliate on the statement of financial condition reflects balances due for the reimbursement of these services.

6. Subsequent Events

The Company has evaluated the impact of subsequent events through the date the statement of financial condition was available to be issued, and determined there was a subsequent event requiring the following further disclosure to the statement of financial condition:

On Friday, February 20, 2015, the Company's parent, GFI, announced that it had entered into a tender offer support agreement with BGC Partners Inc. ("BGC") in which GFI's board of directors unanimously agreed to support BGC's tender offer for all of the outstanding shares of GFI common stock at $6.10 per share in cash. On Friday, February 20, 2015, BGC extended its offer deadline to February 26, 2015, in order to give all stockholders of GFI the opportunity to tender.

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